UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-71430
The Gradall Company Hourly Employees’ Savings and Investment Plan
(Exact name of registrant as specified in its charter)
1 JLG Drive
McConnellsburg, Pennsylvania 17233
(717) 485-5161

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐		Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐		Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐		Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐		Rule 12h-3(b)(2)(ii)	☐
			Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:		0
     Pursuant to the requirements of the Securities Exchange Act of 1934, The Gradall Company Hourly Employees’ Savings and Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 25, 2006	By:	/s/ Thomas D. Singer

Thomas D. Singer
Senior Vice President, General Counsel and Secretary